Pricing Sheet dated September 26, 2011 relating to

Offering Summary dated August 30, 2011

Medium-Term Notes, Series D

No. 2011 - MTNDG0094

Filed Pursuant to Rule 433

Registration Nos. 333-172554 and 333-172554-01

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

284,000 ELKS® Based Upon the Common Stock of Market VectorsSM Gold Miners ETF

Due March 21, 2012

Equity Linked Securities (“ELKS®”)

P R I C I N G T E R M S – S E P T E M B E R 2 6, 2 0 1 1
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.
Aggregate principal amount:	$2,840,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Underwriting fee and issue price” below)
Maturity date:	March 21, 2012
Payment at maturity:	For each $10 ELKS: (1) a fixed number of underlying shares equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying shares on the valuation date) if the closing price of the underlying shares on any trading day from but excluding the pricing date to and including the valuation date declines to or below the downside threshold closing price, or (2) $10 in cash.
Equity ratio:	0.17425 (the stated principal amount divided by the initial share price, subject to antidilution adjustments for certain corporate events)
Downside threshold closing price:	$45.91 (80.00% of the initial share price).
Initial share price:	$57.39, the closing price of the underlying shares on the pricing date.
Valuation date:	March 16, 2012
Coupon:	14.00% per annum (approximately 7.00% for the term of the ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months.
Underlying shares:	Shares of the Market VectorsSM Gold Miners Exchange-Traded Fund (NYSE Arca symbol: “GDX”)
Share underlying index:	NYSE Arca Gold Miners Index
Pricing date:	September 26, 2011
Issue date:	September 29, 2011
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP number:	17317U642
ISIN:	US17317U6423
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” of the related offering summary.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per ELKS	$10.0000	$0.1500	$9.8500
Total	$2,840,000	$42,600	$2,797,400

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the ELKS purchased by that investor. The lowest price payable by an investor is $9.9500 per ELKS. Please see “Syndicate Information” on page 7 of the related offering summary for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.1500 for each ELKS they sell. Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.1500 for each ELKS they sell. The selling concession may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by an investor. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the ELKS declines. You should refer to “Syndicate Information”, “Fees and Selling Concessions” and “Risk Factors” in the related offering summary for more information

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED OFFERING SUMMARY, THE RELATED ELKS PRODUCT

SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on August 30, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000083100111000284/fwp_11-016470.htm

ELKS Product Supplement filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511137494/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.